

February 22, 2010

Mr. E. Larry Ryder
Executive VP – Finance and Administration and Chief Financial Officer
Hooker Furniture Corporation
440 East Commonwealth Blvd.
Martinsville, VA 24112

Re: **Hooker Furniture Corporation**
Form 10-K for the year ended February 1, 2009
Definitive Proxy Statement on Schedule 14A filed on May 8, 2009
Form 10-Q for the quarter ended November 1, 2009
File No. 0-25349

Dear Mr. Ryder:

    We have reviewed your response to our comment letter dated January 26, 2010 and have the following comment. Where indicated, we think you should revise your disclosures in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A filed on May 8, 2009

Executive Compensation, page 7

Base Salary, page 9

1. We note that in response to comment five of our letter dated January 26, 2010, you state that Mr. Ryder's 10% salary increase was made in recognition of his "personal performance" among other things. To the extent applicable, in future filings please identify the specific contributions made by each named executive officer and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. For example, we note the various categories of Mr. Ryder's individual performance goals set forth in the second bullet point on page 7 of your response letter; however, you provide minimal analysis as to how the compensation committee evaluated Mr. Ryder's performance against these pre-established goals, which evaluation is then translated into objective pay determinations.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comment and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions regarding this comment, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Era Anagnosti, Attorney, at (202) 551-3369, Pam Long, Assistant Director, at (202) 551-3765 or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Branch Chief